UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, July 4, 2025

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Re: Empresa Distribuidora y Comercializadora Norte S.A

Material fact

Investment in critical minerals for the electricity sector

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A) (“Edenor” and/ or the “Company) to inform you that the Company has accepted the share purchase offers of two companies engaged in critical mineral exploration projects located in the Province of Catamarca.

A)	Polimetales del Noroeste S.A., a company engaged in copper exploration, holds approximately 60,704 hectares located in the western region of Catamarca, within the Maricunga Belt area. A total of 4,000 registered non-endorsable Class B shares have been acquired, representing 40% of the share capital and 11.76% of the voting rights. The project isadjacent to the Valle Ancho project, operated by NGEX, which features copper and gold mineralization.

B)	Integra Recursos Naturales Minerales S.A., a company engaged in lithium exploration, holds a portfolio of approximately 220,000 hectares distributed across the Antofalla, Cortaderas, and Ancasti regions. A total of 75,000 registered non-endorsable shares have been acquired, representing 15% of the share capital and voting rights.

This agreement strengthens the Company’s strategy to expand its operations in export-oriented commodity projects and to secure the supply of critical minerals, focusing on those with competitive advantages. It also contributes to the development of the mining sector in the country.

Yours faithfully.

Lucila Ramallo

Market Relations Officer.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: July 4, 2025